BlackRock MuniYield New York Insured Fund, Inc.

FILE #811-06500

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
12/08/06	LONG ISLAND PWR AUTH N Y ELEC SYS	518,090,000	10,700,000

Citigroup; Goldman, Sachs & Co.; Lehman Brothers; Morgan Stanley; UBS Investment Bank; A.G. Edwards; Banc of America Securities LLC; First Albany Capital Inc.; First Southwest Co.; JPMorgan; Loop Capital Markets LLC; Merrill Lynch & Co.; Ramirez & Co., Inc.; RBC Capital Markets; Roosevelt & Cross, Incorporated; Siebert Brandford Shank & Co., LLC; Wachovia Bank, National Association

2/16/06	PUERTO RICO COMMONWEALTH	2,184,860,553	4,100,000

Citigroup; Goldman, Sachs & Co.; RBC Capital Markets; Banc of America Securities LLC; BBVAPR MSD; JP Morgan; Lehman Brothers; Merrill Lynch & Co.; Morgan Stanley; Popular Securities; Raymond James & Associates, Inc.; Samuel A. Ramirez & Co.; Santander Securities; UBS Investment Bank; Wachovia Bank, National Association